Exhibit 99.1

NXT Energy Solutions announces filing of
Q2-2013 results and the appointment of
Mr. Glen Nazaruk as Corporate Secretary

CALGARY, ALBERTA, August 26, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises of the filing of its financial and operating results for the three and six month periods ended June 30, 2013 (“Q2-13”).  All selected and referenced financial information should be read in conjunction with the interim consolidated financial statements and management discussion and analysis (“MD&A”) for Q2-13 which will be filed in Canada on SEDAR at www.sedar.com, in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com

NXT also announces that Mr. Glen Nazaruk been appointed as NXT’s Corporate Secretary, succeeding Mrs. Suzanne Loov.  Mr. Nazaruk is a senior oil & gas associate with Calgary law firm Burstall Winger LLP, and has extensive business development experience, most recently with Conoco Phillips Canada Energy Partnership and BP Canada Energy.  He also has significant international business experience and has been an active member of various Committees of the Canadian Association of Petroleum Landmen (“CAPL”).

George Liszicasz, President and CEO of NXT, noted “we are pleased to have Glen join the NXT team, and will be drawing on his experience and connections in our growing Mexico and Central America markets.  We also wish to thank Suzanne Loov for her many years of service to NXT, and wish her the best of luck in her new employment”.

As part of his appointment, Mr. Nazaruk has been issued a total of 20,000 stock options, with an exercise price of $1.30.  These options have a five year term to August 22, 2018, with entitlement to exercise the options vesting one third at the end of each year over a three year period.

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.